UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of registrant as specified in its charter)
WeWork c/o New Found Gold Corp. 1600 - 595 Burrard Street Vancouver, British Columbia Canada V7X 1L4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ☐ Form 40-F ☑

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated June 4, 2024 – NEW FOUND FILES QUEENSWAY GOLD PROJECT NI 43-101 TECHNICAL REPORT
99.2	NI 43-101 Technical Report
99.3	Consent of Qualified Person – D. Roy Eccles
99.4	Consent of Qualified Person – Mark K. Jorgensen
99.5	Consent of Qualified Person – Gary Simmons

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.
(Registrant)

Date:	June 6, 2024	By:	/s/ Collin Kettell
Collin Kettell
Chief Executive Officer